United States securities and exchange commission logo





                              April 12, 2024

       Jess Jankowski
       President
       NANOPHASE TECHNOLOGIES Corp
       1319 Marquette Drive
       Romeoville , Illinois 60446

                                                        Re: NANOPHASE
TECHNOLOGIES Corp
                                                            Form 10-K filed
March 28, 2024
                                                            File No. 000-22333

       Dear Jess Jankowski:

               We have reviewed your filing and have the following comments. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this letter, we may have additional comments.

       Form 10-K filed March 28, 2024

       Note 6, page F-14

   1. We note that your incremental borrowing rate appears to approximate 9.5% (Note 3)
                                                        whereas the discount
rate you are using for leases is 7.1%. Please clarify for us how your accounting complies
with the guidance in ASC 842-20-30-3. Provide the objective
                                                        evidence you relied on
in determining the 7.1% rate. We may have further comment.
       Note 15, page F-21

   2. Please tell us how you intend to account for the $6 million Series X preferred stock transaction. It appears
that since the majority stockholder may have effective control over the events triggering
redemption, the analogous guidance in ASC480-10-S99.7 could be relevant. Your
accounting analysis should also be provided in your March 31, 2024 Form
                                                        10-Q.
 Jess Jankowski
NANOPHASE TECHNOLOGIES Corp
April 12, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355
if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,
FirstName LastNameJess Jankowski
                                         Division of Corporation Finance
Comapany NameNANOPHASE TECHNOLOGIES Corp
                                         Office of Industrial Applications and
April 12, 2024 Page 2                    Services
FirstName LastName